August 11, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Attention:	Beverly Singleton

Jean Yu

Jenny O’Shanick

Asia Timmons-Pierce

Re:	Chavant Capital Acquisition Corp.

Registration Statement on Form S-4
Filed on April 10, 2023
File No. 333-271197

Ladies and Gentlemen:

On behalf of our client, Chavant Capital Acquisition Corp., a Cayman Islands company (the “Company”), set forth below are the Company’s responses to the comments of the staff of the Securities and Exchange Commission (the “Staff”) communicated to the Company in the Staff’s letter, dated May 9, 2023. In connection with such responses, the Company will submit, electronically via EDGAR, Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-4 of the Company (File No. 333-271197) (the “Registration Statement”). The Registration Statement, as amended by Amendment No. 1, is referred to as the “Amended Registration Statement.”

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-4

Market and Industry Data, page 10

1.	We note your disclosure that you obtained some of the market and industry data included in the registration statement from various third-party sources and that you have not independently verified this information. This statement appears to imply a disclaimer of responsibility for this information in the registration statement. Please either revise this section to remove such implication or specifically state that you are liable for all information in the registration statement.

Response: The Company has revised page 10 of the Amended Registration Statement to remove the disclosure that Mobix Labs has not independently verified any third-party information.

Questions and Answers about the Special Meeting and the Related Proposals
How much dilution may non-redeeming Chavant shareholders experience..., page 22

2.	Please revise your sensitivity analysis to include interim redemption levels.

Response: The Company respectfully advises the Staff that given the small amount remaining in the Trust Account of $8,521,341 as of July 31, 2023, following redemptions in connection with the Company’s extensions of the date by which it must consummate an initial business combination, it does not believe it would be meaningful information to shareholders to present the potential impact of interim redemption levels on the per share value of the shares owned by non-redeeming shareholders. Accordingly, the Company has shown the potential impact of redemptions on the per share value of the shares owned by non-redeeming shareholders with respect to only the No Redemption Scenario and the Maximum Redemption Scenario.

Do Mobix Labs Stockholders need to approve the Transaction?, page 27

3.	We note your disclosure that more information can be found in the section entitled “Certain Agreements Related to The Transaction — Written Consents.” However, this section does not appear and the section entitled “Certain Agreements Related to the Business Combination” on page 172 does not include a discussion on Written Consents. Please advise or revise.

Response: The Company has revised pages 44 and 192 of the Amended Registration Statement to provide the requested disclosure.

What interests do Chavant’s current officers and directors have in the Transaction?, page 28

4.	We note your disclosure on F-8 that in connection with the First Extension and Second Extension you made certain deposits in the Trust which were funded by promissory notes issued to the Sponsor. Please revise to disclose the total outstanding promissory note owed to the Sponsor.

Response: The Company has revised pages 26, 31, 46, 169, 300 and 303 of the Amended Registration Statement to disclose the outstanding aggregate balance of the Working Capital Loans owed to the Sponsor under the promissory notes issued to the Sponsor, including an additional promissory note issued on June 22, 2023.

5.	In your next amendment, please include the missing bracketed information.

Response: The Company has revised pages 30 and 31 of the Amended Registration Statement to complete the previously bracketed items.

If my shares are held in “street name,” will my broker, bank or nominee..., page 34

6.	We note your disclosure that broker non-votes will not be counted for purposes of determining the presence of a quorum at the special meeting. This disclosure appears inconsistent with your other disclosure that broker non-votes will be considered present for the purposes of establishing a quorum, on page 12. Please revise your filing.

Response: The Company has revised page 36 to clarify that if a shareholder of the Company fails to instruct its bank, broker or other nominee how to vote, and does not participate in the virtual Special Meeting, those shares will not be counted for purposes of determining whether a quorum is present at, and the number of votes voted at, the Special Meeting, and its bank, broker or nominee will not vote those shares.

Selected Unaudited Pro Forma Condensed Combined Financial Information, page 52

7.	We note you define the Transaction on page 8 as the Domestication, the Merger and the other transactions contemplated by the Business Combination Agreement. However, we note your disclosure on page 142 that on November 15, 2022 you entered into the Business Combination Agreement, Sponsor Letter Agreement, PIPE Subscription Agreement and related transaction documents. Please consider expanding your definition of the Transaction, if appropriate, to specify inclusion of these particular agreements. Also expand the disclosure in footnote two on page 53 to disclose the number of Mobix Labs common stock assumed to be issued pursuant to subscription, warrant and convertible note agreements entered into from January 1, 2023 through March 31, 2023.

Response: The Company has revised the cover page of the proxy statement/prospectus and page 8 of the Amended Registration Statement to expand the definition of the Transaction as requested. The Company also has revised the disclosure in footnote two on page 55, and pages 124, 125, 132 and 274 to disclose the number of Mobix Labs common stock assumed to be issued pursuant to subscription and warrant agreements entered into from April 1, 2023 through July 31, 2023. Mobix Labs did not enter into any convertible note agreements from April 1, 2023 to July 31, 2023.

Risk Factors

Mobix Labs’ plan to add incremental revenues and diversify its connectivity customer base through the acquisition of EMI Solutions..., page 65

8.	Please revise to update the status of the EMI Merger Agreement, for which the termination date was March 31, 2023.

Response: The Company has revised pages 60, 67, 123, 132, 168, 255 and 269 of the Amended Registration Statement to explain that Mobix Labs currently expects to close the EMI Transaction in the fourth quarter of calendar year 2023. Although no formal amendment to the EMI Merger Agreement has been executed prior to the date of the filing of the Amended Registration Statement, the parties to the EMI Merger Agreement are in negotiation to extend the termination date under the EMI Merger Agreement from March 31, 2023 to December 31, 2023, as disclosed on pages 67, 117, 247 and 260 of the Amended Registration Statement.

Mobix Labs’ business and operations could suffer in the event of a security breach involving its IT systems..., page 77

9.	We note that you may be subject to cyberattacks. Update your risks characterized as potential if you have experienced a cyberattack. To the extent material, disclose any new or heightened risk of potential cyberattacks by state actors or others since Russia’s invasion of Ukraine.

Response: The Company advises the Staff that Mobix Labs has not experienced a cyberattack and, as a result, has not updated the risk factor. The Company has revised page 80 of the Amended Registration Statement to disclose a heightened risk of potential cyberattacks since Russia’s invasion of Ukraine.

Risks Related to the Transaction, page 88

10.	Please disclose the material risks to unaffiliated investors presented by taking Mobix Labs public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

Response: The Company has revised page 94 of the Amended Registration Statement to add the requested disclosure.

CFIUS or other regulatory agencies may modify, delay or prevent our Transaction, page 93

11.	Please revise to disclose that the warrants would expire worthless in the event of liquidation.

Response: The Company has revised page 99 of the Amended Registration Statement to add the requested disclosure.

Unaudited Pro Forma Condensed Combined Financial Information
Introduction, page 113

12.	Refer to your disclosure in the third paragraph on page 114 regarding the Post-March 26 Financing Securities. We note that the estimated maximum number of such additional shares that may be issued is 2,500,000, and the estimate was provided solely for the purpose of registering a maximum amount under the Form S-4 registration statement. We also note your disclosure that the Business Combination Agreement does not cap the number of such shares that may be issuable, and that as of March 31, 2023, Mobix Labs had not issued any Post-March 26 Financing Securities. Given that there is potential for issuance of an additional maximum of 2,500,000 shares that will increase the aggregate transaction consideration, please expand your redemption scenarios from two to three to provide for the share issuance under the Post-March 26 Financing Securities. In this regard, you should have the no redemption, maximum redemption, along with a Post-March 26 Financing Securities or similar description scenario to appropriately reflect the range of possible results as required by Rule 11-02(a)(10) of Regulation S-X. Please revise throughout the filing to reflect assumption of this third redemption scenario.

Response: The Company advises the Staff that it does not believe it is necessary to include a Post-March 26 Financing Securities scenario as the No Redemption and Maximum Redemption Scenarios include the 1,995,612 additional shares that are expected to be issued for the Post-March 26 Financing Securities. The Company will update this number in future amendments to the Registration Statement to reflect the issuance of any future Post-March 26 Financing Securities. Because the Post-March 26 Financing Securities are securities issued to shareholders of Mobix Labs, rather than to current shareholders of the Company, the holders of the Post-March 26 Financing Securities are not entitled to elect to redeem those shares in connection with the Transaction. Accordingly, the number of Post-March 26 Financing Securities does not change depending on the different redemption scenarios that apply to the Company’s shares. Further, the Company advises the Staff that it does not believe that including the additional scenarios reflecting the issuance of 2,500,000 additional shares would be meaningful information to shareholders, as the percentage change in pro forma ownership between showing 1,995,612 shares and 2,500,000 shares is not material.

13.	We note from your disclosures on pages 115 and 121 in January 2023 Mobix Labs issued 1,233,108 shares of its common stock in settlement of its dispute with the seller related to the acquisition of Cosemi. Please describe how you accounted for the settlement in the pro forma financial statements and how the shares of common stock issued to settle the liability were valued.

Response: The Company advises the Staff that the issuance of these shares is now reflected in the Unaudited Condensed Financial Statements of Mobix as of and for the six months ended March 31, 2023 that is included in the Amended Registration Statement and, consequently, is no longer reflected as an adjustment to the Unaudited Pro Forma Condensed Combined Financial Statements. In the Unaudited Condensed Financial Statements of Mobix as of and for the six months ended March 31, 2023, the issuance of these shares was accounted for as an $8,434,000 increase in additional paid-in capital and an $8,434,000 decrease in the loss contingency liability, based on the estimated fair value per share at the date of issuance of $6.84, and is described in Note 12 (Commitments and Contingencies) appearing on page F-62 of the Amended Registration Statement.

Notes to the Unaudited Pro Forma Condensed Combined Financial Information
Note 4. Pro Forma Adjustments, page 122

14.	Refer to the second paragraph at the top of page 123 regarding pro forma basic and diluted earnings per share. Please clarify that the pro forma per share amounts are based on the New Mobix Labs’s shares assuming the Transaction occurred on January 1, 2022. Your current disclosure refers to Mobix Labs, rather than New Mobix Labs. In this regard, the pro forma basic and diluted earnings per share are based on both the outstanding shares of Chavant and Mobix Labs, as adjusted for the issuance of New Mobix Labs securities in the Transaction as described in Note 5 on page 124. Please revise accordingly.

Response: The Company has revised page 135 of the Amended Registration Statement to add the requested disclosure.

15.	Refer to Adjustment 4(E)(1). Please clarify for the “No Redemption” scenario, that 856,042 shares and value thereof are still classified as shares subject to possible redemption, while such number of shares and redemption value are considered to have been redeemed under the “Maximum Redemption” scenario. In this regard, also provide a separate adjustment for the 96,991 shares redeemed in January 2023 as an adjustment to Chavant’s December 31, 2022 historical balance sheet.

Response: The Company advises the Staff that as the redemption of the 96,991 shares has been reflected in the Company’s historical Unaudited Condensed Financial Statements for the three months ended March 31, 2023 that are included in the Amended Registration Statement, no adjustment to the Unaudited Pro Forma Condensed Combined Financial Information regarding such redemptions is necessary. The Company has included a separate adjustment in the Unaudited Pro Forma Condensed Combined Financial Information for the 77,130 shares redeemed in July 2023 in connection with the Company’s July 18, 2023 extraordinary general meeting.

Note 5. Loss Per Share, page 124

16.	Refer to the last paragraph on page 124 and the table on page 125. Please expand the table to reflect all dilutive securities, including the Working Capital Loans, Equity Incentive Plan and Employee Stock Purchase Plan as outlined in the second table on page 22.

Response: The Company has revised page 137 of the Amended Registration Statement to add the requested disclosure.

Proposal No. 1 - The Transaction Proposal
The Background of the Transaction, page 132

17.	Your charter waived the corporate opportunities doctrine. Please address this potential conflict of interest and whether it impacted your search for an acquisition target.

Response: The Company has revised page 169 of the Amended Registration Statement to add the requested disclosure.

18.	We note your disclosure on F-16 that Roth Capital Partners, LLC and Craig-Hallum Capital Group LLC, as Chavant’s IPO underwriters, are entitled to a marketing fee of $2.8 million upon the consummation of the business combination. Please describe what additional services they performed after the IPO.

Response: Pursuant to the Business Combination Marketing Agreement, dated July 19, 2021 (the “Marketing Agreement”), among the Company, Roth Capital Partners, LLC (“Roth”) and Craig-Hallum Capital Group LLC (“Craig-Hallum”), which is filed as Exhibit 1.2 to the Registration Statement, Roth and Craig-Hallum agreed to provide, if requested by the Company, specified services relating to a business combination described in Section 1(a) of the Marketing Agreement. It is the Company’s view that Roth and Craig-Hallum have not provided the services relating to a business combination described in such section to date. Other than informal and de minimis consultations with Roth and Craig-Hallum, the Company advises the Staff that Roth and Craig-Hallum have not provided other services after the IPO.

19.	We note your disclosure on page 137 that Dr. Ma provided an update to the Chavant Board regarding potential targets since the termination of exclusivity with Mobix Labs on May 31, 2022. Please revise to elaborate on the potential targets considered during the termination period.

Response: The Company has revised page 151 of the Amended Registration Statement to add the requested disclosure.

20.	We note your disclosures on pages 140 and 141 that Chavant determined that Company B and Company C did not represent a better business combination opportunity for Chavant than Mobix Labs. Please elaborate on the reasons Chavant did not pursue transaction with Company A, Company B and Company C.

Response: The Company has revised pages 151, 157 and 158 of the Amended Registration Statement to add the requested disclosure.

21.	We note your disclosure regarding the November 4, 2022 discussion. Please elaborate on the modifications to the employment arrangements discussed.

Response: The Company has revised page 158 of the Amended Registration Statement to add the requested disclosure.

22.	We note there were ongoing negotiations regarding the termination fee. Please revise to disclosure the amount of termination fee discussed.

Response: The Company has revised pages 154, 156 and 158 of the Amended Registration Statement to clarify that the negotiations related to whether a termination fee would be included and how it would be formulated, rather than the amount of such a fee, and that the final terms of the Business Combination Agreement did not include a termination fee.

Chavant’s Board of Directors’ Reasons for the Approval of the Transaction, page 144

23.	We note your disclosure that Chavant’s board considered certain projections provided by Mobix Labs. Please revise to clarify whether this refers to the August 2022 forecast described on page 148 or if it refers to one or more of the other forecasts described in “The Background of the Transaction” section. Further, please revise to discuss if the Chavant board’s recommendation includes consideration of Mobix Labs’s oral business update in March 2023, as discussed on page 143, that Mobix Labs expects revenues for the year ending September 30, 2023 to be materially less favorable than the revenues reflected in the August 2022 forecast. If it did not, please discuss why not.

Response: The Company has revised page 161 to clarify that the projections considered by Chavant’s board prior to the signing of the Business Combination Agreement consisted of the August 2022 forecast described in the subsection of the Amended Registration Statement entitled “— Certain Unaudited Prospective Financial Information of Mobix Labs.” In addition, Chavant’s board received an update following the Mobix Labs oral business update in March 2023 and received a further update following the Mobix Labs business update in August 2023. Based on information received from Mobix Labs, Chavant’s board understands that Mobix Labs’ revenues for the periods reflected in the August 2022 forecast have been deferred to future periods due to near-term challenges in obtaining capital, including due to delays in the period needed to complete the Transaction, and the other factors described in the subsection of the Amended Registration Statement entitled “—Certain Unaudited Prospective Financial Information of Mobix Labs.” While the Chavant board has discussed these developments, the board has not changed its recommendation due, among other things, to the fact that it continues to have a favorable view of the technology in Mobix Labs’ existing and planned products and the fact that the Chavant management team’s expectations with respect to Mobix Labs’ growth prospects remain substantially unchanged.

Comparable Public Company Analysis, page 147

24.	It appears that the numbers “1,2,3” after the title “Enterprise Value/2023E Revenue” and the number “5” in “7.2x5” for Mobix Labs represent footnotes. Please advise or revise.

Response: The Company has revised page 164 of the Amended Registration Statement to remove the numbers “1,2,3” after the title “Enterprise Value/2023E Revenue” and the number “5” in “7.2x5”.

Certain Unaudited Prospective Financial Information of Mobix Labs, page 150

25.	We note your disclosure that the financial projections reflect estimates and assumptions. Please revise to describe such estimates, matters and assumptions with greater specificity and quantify where practicable. Please disclose any other information to facilitate investor understanding of the basis for and limitations of these projections. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

Response: The Company has revised pages 167 and 168 of the Amended Registration Statement to provide further disclosure regarding the estimates and assumptions, as well as recent developments in Mobix Labs’ business and financial conditions that would impact the timing of Mobix Labs’ projected growth.

26.	Please revise to clarify whether the projections provided were based on an expected closing date on the transaction. In that regard, we note your risk factor disclosure on page 59. Please also quantify the expected proceeds from the transaction that underlie the projections.

Response: The Company advises the Staff that the last paragraph under this section included disclosure that the projections assumed an earlier date for the completion of the Transaction. The Company has revised page 168 of the Amended Registration Statement to include the expected proceeds from the Transaction that underlie the projections.

27.	Please clarify whether the projections provided here reflect the March 2023 oral update.

Response: The Company advises the Staff that the projections provided here do not reflect the March 2023 oral update or the August 2023 business update referenced in the response to Comment No. 23 above.

Certain Agreements Related to the Business Combination
PIPE Subscription Agreement, page 172

28.	Please revise to disclose if ACE SO4 Holdings Limited is an affiliate of Chavant, its sponsor, directors or officers.

Response: The Company advises the Staff that ACE SO4 Holdings Limited is an affiliate of an investor in the Company that does not control the Company or the Sponsor. The Company has revised page 191 of the Amended Registration Statement accordingly.

Material U.S. Federal Income Tax Considerations, page 176

29.	We note the disclosure that it is intended that the Domestication and Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. Please revise your disclosures here to more clearly state counsel’s tax opinion on whether the transaction will qualify as a reorganization. Also, state in your disclosure here that the discussion is the opinion of tax counsel and identify counsel. Whenever there is significant doubt about the tax consequences of the transaction, it is permissible for the tax opinion to use “should” rather than “will,” but counsel providing the opinion must explain why it cannot give a “will” opinion and describe the degree of uncertainty in the opinion. Please refer to Sections III.B and C of Staff Legal Bulletin 19.

Response: As an initial matter, the Company respectfully notes that the tax disclosure in the Registration Statement is limited to a discussion of the tax consequences of the Domestication and states that the Domestication is intended to qualify as a reorganization under Section 368(a)(1)(F) of the Code; notably, the Registration Statement does not discuss the intended or expected tax treatment of the Merger, given that the treatment of the Merger for U.S. federal income tax purposes (as compared to the Domestication) is not relevant in respect of the tax consequences to the security holders of Chavant with respect to the Transactions (given that such security holders are not further exchanging any of their interests of Chavant solely as a result of the Merger). Rather, for U.S. federal income tax purposes, the Merger is a transaction separate from the Domestication. Accordingly, the security holder-level consequences with respect to the Merger  would be borne solely by the security holders of Mobix Labs at the time of the Merger, given that the Chavant holders of Ordinary Shares will receive Class A Common Stock as a result of the Domestication and will, to the extent that they do not exercise their redemption rights, retain such shares in connection with the Merger. Thus, the U.S. federal income tax treatment of the Merger is not material to Chavant security holders. Because the proxy statement/prospectus contained in the Registration Statement is being used to solicit the vote of only the security holders of Chavant, the Company does not believe that the Amended Registration Statement needs to address the tax treatment of the Merger. As disclosed in the Registration Statement, certain holders of a requisite number of the outstanding shares of Mobix Labs common stock and Mobix Labs preferred stock have delivered written consents sufficient to approve and adopt the Business Combination Agreement and the Transaction; therefore, no additional approval or vote from any holders of any class or series of stock of Mobix Labs will be necessary to approve the Transaction. Although the proxy statement/prospectus will be disseminated to holders of common stock of Mobix Labs who will receive Class A Common Stock registered on the Registration Statement, it will not be disseminated in connection with any vote or investment decision to be made by such shareholders. Thus, the Registration Statement does not contain a discussion of the U.S. federal income tax treatment of the Merger.

The Company also has not obtained a tax opinion to cover the tax consequences of the Domestication because (i) there is no direct guidance on the application of Section 368(a)(1)(F) of the Code to a statutory conversion of a corporation holding only investment-type assets such as Chavant (such that the result is not entirely clear), (ii) the applicability of the tax consequences of Section 367(b) of the Code is dependent upon facts that are (A) specific to each individual shareholder and (B) unknown until the Domestication is completed such as the cumulative earnings and profits of the Company through the date of Domestication and (iii) the applicability of the PFIC rules is not clear given that the determination of the PFIC status of Chavant is a fact-specific inquiry that has not been conducted by counsel, as well as the fact that the applicability of the PFIC rules in respect of the Domestication with respect to any particular Chavant security holder depends in part upon whether such security holder has made a QEF Election in respect of its Ordinary Shares, which is a fact that is unknown to each of Chavant, Mobix Labs and counsels.

Item 601(b)(8) of Regulation S-K requires opinions on tax matters for registered offerings where “the tax consequences are material to an investor and a representation as to tax consequences is set forth in the filing.” Staff Legal Bulletin No. 19 states that “[i]nformation is ‘material’ if there is a substantial likelihood that a reasonable investor would consider the information to be important in deciding how to vote or make an investment decision or, put another way, to have significantly altered the total mix of available information.” This includes “mergers or exchange transactions where the registrant represents that the transaction is tax-free” and “transactions offering significant tax benefits or where the tax consequences are so unusual or complex that investors would need to have the benefit of an expert’s opinion to understand the tax consequences in order to make an informed investment decision.” In accordance with Section III of Staff Legal Bulletin No. 19, for the foregoing reasons, the Company respectfully submits that neither disclosure of the tax consequences of the Merger nor the filing of a tax opinion in respect of the Domestication or Merger should be required. Nevertheless, the Company has revised the disclosure on pages 195, 196 and 197 to further clarify the inherent uncertainty in respect of whether the Domestication qualifies as a reorganization within the meaning of Section 368(a)(1)(F) of the Code and whether the Domestication is tax-free in respect of any given Chavant security holder.

Manufacturing and Operations, page 230

30.	Please identify the raw materials used in your products.

Response: The Company has revised page 252 of the Amended Registration Statement to add the requested disclosure.

31.	We note your disclosure here and on page 65 that Plantronics B.V. has accounted for substantially all of your historical net revenue but on F-49 that two customers accounted for 86% and 73% of your revenue as of September 30, 2022 and September 30, 2021, respectively. Please revise your filing to explain this apparent discrepancy and discuss any known trends or uncertainties regarding your significant customers.

Response: The Company has revised pages 68 and 253 of the Amended Registration Statement to revise the disclosure regarding Mobix Labs’ significant customers.

Mobix Labs’ Executive Compensation, page 239

32.	Refer to footnote two. Please revise to discuss your 2020 Key Employee Stock Option Plan or clarify whether footnote two should refer to your 2020 Key Employee Equity Incentive Plan, described on page 235, instead.

Response: The Company has revised footnote two on page 257 of the Amended Registration Statement to refer to the 2020 Key Employee Equity Incentive Plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Mobix Labs, page 243

33.	Refer to paragraphs five and four on pages 138 and 247, respectively. We note your disclosures that you reduced revenue and margin expectations due to, in part, higher costs associated with shipping and certain raw materials. Please revise to discuss whether these inflationary pressures have materially impacted your financial condition and results of operations. Identify the actions planned or taken, if any, to mitigate further or continued inflationary pressures.

Response: The Company has revised pages 269 and 270 of the Amended Registration Statement to add the requested disclosure.

COVID-19 and Supply Chain Disruptions, page 244

34.	Please revise to discuss all material adverse COVID-19 and supply chain disruptions impacts here. We note, for example, the disclosures on pages 70 and 246 regarding disruptions at your manufacturers and suppliers located in Vietnam, Taiwan and China, delays in your shipments and product launches, and decrease in product sales. Please enhance your disclosure to clarify whether supply chain disruptions materially affect your outlook or business goals. Further, revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken as a result of your supply chain disruptions, including your disclosures that you are continuing to implement operational measures to minimize the turnaround time in fulfilling your orders. Explain whether any mitigation efforts introduce new material risks, including those related to product quality and reliability.

Response: The Company has revised pages 269 and 270 of the Amended Registration Statement to add the requested disclosure.

Liquidity and Capital Resources, page 249

35.	We note your disclosure on F-69 that you issued additional convertible notes having a principal amount of $250,000 in January 2023. Please revise to discuss this note.

Response: The Company has revised pages 299 and 300 of the Amended Registration Statement to include the requested disclosure. The January 2023 convertible note is part of, and contains interest rate and maturity terms consistent with, the previously disclosed $0.9 million convertible notes balance. A clarification has been included to disclose the conversion terms of each convertible note issued to the Sponsor.

36.	We note your disclosure in your November 16, 2022 press release that you signed a non-binding term sheet with B. Riley Principal Capital II, LLC for a $100 million equity line of credit to further support your growth strategy. To the extent this agreement has been executed and there are known uses of cash related to the business combination, such as this, please revise to discuss those uses and how it impacts the capital that will be available after the transaction.

Response: The Company advises the Staff that it has not executed a definitive agreement with respect to the equity line of credit and, therefore, has not included a discussion of the uses and impact of the equity line of credit.

Management of New Mobix Labs after the Transaction, page 275

37.	Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the directors listed in this section should serve as your director. Refer to Item 401(e) of Regulation S-K.

Response: The Company has revised pages 304, 305 and 306 of the Amended Registration Statement to include the requested disclosure.

38.	Please describe the expected extent and nature of the role of the board of directors in overseeing cybersecurity risks, including in connection with your information technology and service providers.

Response: The Company has revised page 309 of the Amended Registration Statement to include the requested disclosure.

Description of New Mobix Labs’ Securities
Redemptions of Warrants for Cash, page 282

39.	Please clarify whether recent ordinary share trading prices exceed the threshold that would allow you to redeem the public warrants.

Response: The Company has revised the disclosure in the Amended Registration Statement on page 313 to clarify that historical trading prices of the Ordinary Shares have not reached the redemption threshold price.

Private Warrants, page 285

40.	Please revise to clarify that the initial purchasers holds all of Chavant’s private placement warrants.

Response: The Company has revised the disclosure in the Amended Registration Statement on page 316 to clarify that the initial purchasers or permitted transferees continue to hold all of the Private Warrants.

Audited Financial Statements - Chavant Capital Acquisition Corp.
Note 5. Related Party Transactions
Promissory Note to Sponsor and Working Capital Loans, page F-15

41.	Refer to the outstanding balance of $662,000 of Working Capital loans at December 31, 2022. Please reconcile the working capital loan amounts of $360,000 and $490,000 which aggregate $850,000 with the outstanding balance. Disclose the amount of any repayments or loan forgiveness during the period.

Response: The Company advises that it issued unsecured convertible promissory notes in the aggregate principal amount of $360,000 on June 20, 2022 and $490,000 on July 18, 2022. Amounts may be drawn down from the Sponsor under such promissory note from time to time prior to the maturity date of the promissory notes. As of December 31, 2022, the Company had drawn down $662,000 under these two promissory notes, and no amounts had been repaid or forgiven under these promissory notes. The Company has revised the disclosure on pages 299 and 303 to clarify that the $360,000 and $490,000 amounts represent the aggregate principal amounts of these promissory notes rather than the amounts drawn thereunder and to disclose that no amounts had been repaid or forgiven under such notes.

As disclosed in the Amended Registration Statement, subsequent to December 31, 2022, the Company drew down additional amounts under these promissory notes. In addition, the Company issued a third unsecured convertible promissory note on January 6, 2023 in the aggregate principal amount of $300,000 to the Sponsor, under which the Company was permitted to draw down Working Capital Loans from time to time prior to the maturity date up to such aggregate principal amount. The Company drew down the full amount of the Working Capital Loans under such promissory note.

Further, on June 22, 2023, the Company issued an additional unsecured non-convertible promissory note in the aggregate principal amount of up to $500,000 to the Sponsor, under which the Company was permitted to draw down Working Capital Loans from time to time prior to the maturity date up to such aggregate principal amount. As of the filing of the Amended Registration Statement, the Company had drawn down $100,000 in Working Capital Loans under such promissory note.

As of July 31, 2023, the Company had drawn down an aggregate of $1,250,000 of Working Capital Loans under the promissory notes issued to the Sponsor. The Company has updated the Amended Registration Statement on pages 26, 31, 46, 169, 300 and 303 and where otherwise applicable to reflect the drawdowns and the outstanding aggregate amount of Working Capital Loans under such promissory notes.

Note 6. Commitments and Contingencies
Business Combination Marketing Agreement, page F-16

42.	Refer to the discussion of the 3.5% marketing fee payable to the representatives of $2.8 million upon the consummation of the Business Combination. Please tell us where you have reflected the deferred fee payable in the financial statements given such agreement arose in connection with your IPO.

Response: The Company advises the Staff that, in accordance with the Marketing Agreement, the marketing fee is payable only if a business combination is consummated and is payable as compensation for the services relating to a business combination described in Section 1(a) of the Marketing Agreement. The Company has not recognized the marketing fee as a deferred fee payable in its financial statements because it has determined that the Marketing Agreement relates to its initial business combination rather than to the IPO. Further, it is the Company’s view that Roth and Craig-Hallum have not provided the services relating to a business combination described in such section to date. However, the Company has disclosed the Marketing Agreement as a commitment and contingency in Note 6 to audited financial statements on page F-17 and Note 5 to its unaudited interim financial statements on page F-37 of the Amended Registration Statement.

General

43.	Please disclose whether the aggregate number of shares of Class A Common Stock or Class B Common Stock equal to $235 million includes the anticipated issuance of 964,912 shares of common stock of Mobix to be issued in the EMI transaction.

Response: The Company has revised pages 24, 53, 121, 123, 132, 133, 137 and 255 of the Amended Registration Statement to add the requested disclosure.

44.	We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement.

Response: The Company advises the Staff that certain shareholders that agreed to waive their redemption rights did not receive particular consideration in exchange for that specific agreement. The waiver of redemption rights is memorialized in: (i) the Letter Agreement dated July 19, 2021 in connection with the Chavant IPO (waiver by the Sponsor, each Representative Designee and Chavant directors and officers); (ii) the Existing Charter (which stipulates that there are no redemption rights of the Sponsor, any founder (shareholder prior to the IPO), or Chavant directors and officers) and (iii) the Sponsor Letter Agreement dated November 15, 2022, entered into in connection with the Business Combination Agreement (waiver by the Sponsor and Chavant directors and officers).

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If you have any questions or comments concerning this submission or require any additional information, please do not hesitate to contact John C. Ericson, Esq. at (212) 455-3520.

Very truly yours,

Simpson Thacher & Bartlett LLP

By:	/s/ John C. Ericson

John C. Ericson, Esq.

cc:	Jiong Ma, Chief Executive Officer